Filed by FairPoint Communications, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: FairPoint Communications, Inc.
Commission File No. 001-32408

This filing relates to the Agreement and Plan of Merger, dated as of January 15, 2007, by and among FairPoint Communications, Inc. (the “Company”), Verizon Communications Inc. (“Verizon”) and Northern New England Spinco Inc. (“Spinco”), as amended by Amendment No. 1 to Agreement and Plan of Merger, dated as of April 20, 2007 (as amended, the “Merger Agreement”), by and among the Company, Verizon and Spinco, pursuant to which, subject to certain conditions, the Company and Spinco will merge, with the Company as the surviving entity (the “Merger”).

Important Information About the Merger

The Company has filed a registration statement, including a proxy statement, and other materials with the Securities and Exchange Commission (“SEC”) in connection with the Merger.  The Company urges investors to read the documents when they become available because they will contain important information.  Investors will be able to obtain free copies of the registration  statement and proxy statement, as well as other filed documents containing information about the Company and the Merger, at www.sec.gov, the SEC’s website, when they are available.  Investors may also obtain free copies of these documents and the Company’s SEC filings at www.fairpoint.com under the Investor Relations section, or by written request to FairPoint Communications, Inc., 521 E. Morehead Street, Suite 250, Charlotte, NC 28202, Attention: Investor Relations.

The Company and the Company’s directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies from the Company’s stockholders with respect to the Merger and related transactions.  Information about the Company’s directors and executive officers is available in the Company’s proxy statement for its 2006 annual meeting of stockholders held on April 24, 2006.  Additional information regarding the interests of potential participants will be included in the registration statement and proxy statement and other materials filed or to be filed by the Company with the SEC.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”).

Forward-Looking Statements

This filing and the attached material may contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities and Exchange Act of

1934, as amended (the “Exchange Act”), including without limitation, statements containing the words “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions and statements related to potential cost savings and synergies expected to be realized in the Merger. Because these forward-looking statements involve known and unknown risks and uncertainties, there are important factors that could cause actual results, events or developments to differ materially from those expressed or implied by these forward-looking statements. Such factors include those risks described from time to time in the Company’s filings with the SEC, including, without limitation, the risks described in the Company’s most recent Annual Report on Form 10-K/A on file with the SEC. These factors should be considered carefully and you are cautioned not to place undue reliance on such forward-looking statements. All information is current as of the date of this filing, and the Company undertakes no duty to update this information.

Attached as Annex 1 hereto is material discussing the Company and the Merger which will be published in local newspapers in Maine beginning on June 3, 2007.  The material attached as Annex 1 hereto may be deemed soliciting material in connection with the meeting of the Company’s stockholders to be held pursuant to the Merger Agreement and a prospectus in connection with the issuance of common stock of the Company to stockholders of Spinco in the Merger.

Annex 1

Connecting to the world is part of my lifestyle

“I owned a business in Fort Kent
for 34 years. As a business
woman in a rural part of Maine,
I have always appreciated the
excellent phone and Internet
service from FairPoint. I value
the way they take care of their
customers and their true
commitment to the community.”

Rita Cannan
FairPoint Customer
Fort Kent, Maine

www.FairPoint.com

FairPoint and Verizon recently announced an agreement for FairPoint to acquire and operate communications services in Maine, New Hampshire and Vermont.

As FairPoint prepares to become Maine’s primary local phone company, it plans to expand broadband service to many people and businesses that do not currently have access.

Verizon’s existing employees will continue their employment with FairPoint. FairPoint will offer to extend the existing union contracts with Verizon, and will fill at least 600 new positions.

Connecting Maine to A Brighter Future